Exhibit 99.1

REGULATED INFORMATION

INSIDE INFORMATION

Nyxoah Appoints Liam Kelly as Chief Executive Officer

Further strengthening the Company’s strategic U.S. presence and focus

Mont-Saint-Guibert, Belgium – September 28, 2026, 10:30 pm CET / 4:30 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced the appointment of Liam Kelly as Chief Executive Officer, effective October 1, 2026, succeeding Olivier Taelman.

The appointment reflects Nyxoah’s continued evolution into a U.S.-focused commercial organization following FDA approval and the launch of Genio in the United States.

Liam Kelly brings more than 25 years of leadership experience. He served as Chairman, President and Chief Executive Officer of Teleflex Incorporated (NYSE: TFX), a global provider of medical technology products, until January 2026. He led Teleflex as President and Chief Executive Officer from January 2018 and as Chairman of the Board from May 2020. Mr. Kelly joined Teleflex in 2009 and held a series of senior operating roles, including President of EMEA, President, International, President, Americas, and Chief Operating Officer. Before Teleflex, he spent ten years at Hill-Rom Holdings, Inc. in senior management roles. Mr. Kelly is a director of Enovis Corporation (NYSE: ENOV) and holds a Bachelor of Business Studies from the University of Limerick.

“Nyxoah is entering a new chapter, with the United States at the center of our growth strategy. We are very pleased to welcome Liam as our new CEO. He is a seasoned U.S. MedTech executive with a strong track record of scaling organizations, driving commercial performance and creating shareholder value,” said Robert Taub, Chairman of Nyxoah. “On behalf of the Board, I also want to thank Olivier for his leadership over the past seven years and his contribution in bringing Nyxoah from clinical development through FDA approval and into U.S. commercialization.”

“I am incredibly excited to join Nyxoah at this pivotal stage,” said Liam Kelly. “Genio is a truly differentiated technology in the treatment of sleep apnea. The technology has tremendous potential to impact patient lives globally. The U.S. launch is still in its early stages, and the momentum we’re seeing in physician adoption gives me great confidence in what lies ahead. Drawing on my experience at Teleflex building and scaling global businesses, I look forward to working with the Nyxoah team to scale the business and bring Genio to many more OSA patients.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study in 2024 and received approval from the FDA in August 2025, with the treatment of CCC patients included in the warning section of our indications for use.

For more information, please visit http://www.nyxoah.com.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the appointment of the Chief Executive Officer and the related leadership transition; the Company’s leadership and organizational structure; the Company’s commercialization strategy in the U.S. market; the Company’s results of operations, financial condition, liquidity, performance, prospects, growth, future revenue and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

Rémi Renard, Head of Investor Relations & Corporate Communication

IR@nyxoah.com